UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42536

Webus International Limited

(Translation of registrant’s name into English)

25/F, UK Center, EFC, Yuhang District

Hangzhou, China 311121

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

On February 28, 2025, Webus International Limited (the “Company”) closed its initial public offering (“Offering”) of 2,000,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”). The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1 (File No. 333-269684), which was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 10, 2023, as amended, and declared effective by the Commission on February 26, 2025. The Ordinary Shares were priced at $4.00 per share, and the Offering was conducted on a firm commitment basis for gross proceeds of $8,000,000, before deducting underwriting discounts and offering expenses. The Company also granted the underwriters a 45-day option to purchase up to an additional 300,000 Ordinary Shares to cover over-allotments, if any. A final prospectus relating to the Offering was filed with the Commission on February 26, 2025. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “WETO” on February 27, 2025.

In connection with the Offering, the Company entered into an underwriting agreement, dated February 26, 2025, with Alexander Capital L.P., as representative of the underwriters (the “Underwriting Agreement”), a copy of which is attached hereto as Exhibit 1.1 and incorporated herein by reference. The foregoing summaries of the Underwriting Agreement are subject to, and qualified in their entirety by, such document.

The Company issued a press release on February 26, 2025, announcing the pricing of the Offering, and a press release on February 28, 2025, announcing the closing of the Offering, respectively. Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webus International Limited

Date: February 28, 2025	By:	/s/ Zheng Nan
	Name:	Zheng Nan
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement
99.1	Press Release
99.2	Press Release

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